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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934**

For the month of **June 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___June 8, 2007_____	By _____\S\ Roland M. Larsen_____
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**
LISTED: STANDARD & POORS   **OTCBB:RYSMF**

GOLDWEDGE PROJECT TEST MINING AND ONSITE PROCESSING PLANT CONTINUES TO ADVANCE TOWARD FULL PRODUCTION NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

Royal Standard Minerals Inc. ("RSM"), June 4, 2007, Manhattan, NV- Royal Standard Minerals (RSM.TSXV/RYSMF:OTCBB) announces its first gold pour with its onsite smelter from production yields approximately 30 ounces (934 grams) of gold dore'. The plant has been processing low grade gold (0.03-0.05 opt (1-1.56 grams/t) feed material to test the overall crushing, grinding, concentration and recovery system. As a result, it takes more throughput coupled with higher head grades to achieve an acceptable level of gold production. At the current grades it takes approximately 30 tons of material to be processed to produce one ounce of gold. Our throughput has been below the target levels, 5-10 tons per hour, as part of the startup and is expected to improve to 30-35 tons per hour. We expect to run more of the low grade material for the next 1-2 weeks before commencing throughput of some of the better material that has been set aside, grading between 0.3 to 0.5+ opt (9.38-15.6 g/t) through the plant according to Roland M. Larsen, qualified person.

Core drilling continues on a deep drill program includes a series of drill holes from northeast to southwest across the down plunge projection northwest of the Goldwedge deposit. The initial three (3) holes encountered thick sections of volcaniclastic sediments with interlayered volcanic tuffs. The first hole cut 131.5 feet of carbonate from 625'-756.5' drill indicated, this carbonate interval has been sent out for assay. The fourth (4) drill hole is in a carbonate section believed to be the Zanzibar formation and is currently above 200 feet. The next drill hole will be a deep test under drill hole MH-16, a hole that returned 220 feet (550'-770') averaging 0.365 opt (11.3 g/t) gold. The drill hole bottomed in 0.216 opt gold (6.75 g/t) A portion of this mineralization is included within a mineralized volcanic breccia at depth.

At the Fondaway Canyon gold property, the environmental engineering firm Dyer Engineering Consultants and will assist the Company with securing the state and federal permits necessary and will carry out the drill testing and sampling program on the former Tenneco heap leach pads. If test results are positive RSM will make plans to re-permit a new leach pad at this site.

Management will continue to update production progress at Goldwedge as often as possible and further report on the deep drilling results as they become available.

For further information contact Roland Larsen at and/or Rich Kaiser, Investor Relations at #8006318127.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460

Visit our website at RoyalStandardMinerals.com